June 26, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prosensa Holding B.V.

Registration Statement on Form F-1

Registration No. 333-188855

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 2771 copies of the Preliminary Prospectus dated June 18, 2013, were distributed during the period June 18, 2013 through the date hereof to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Prosensa Holding B.V. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Daylight Time on June 27, 2013, or as soon thereafter as is practicable.

Yours truly,

J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the Several Underwriters

J. P. MORGAN SECURITIES LLC

By:	/s/ Khaled Habayeb
Name: Khaled Habayeb
Title: Executive Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ross Hammerman
Name: Ross Hammerman
Title: Managing Director